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   EXHIBIT 99.2 -- ERISA-BASED U.S. QUALIFIED PENSION-PLAN PROJECTIONS (AS OF
                                JANUARY 1, 2004)

                                                                                  AMOUNT OVERFUNDED(A)
                                                                         --------------------------------------
                                        REQUIRED CASH   FUNDING CREDIT   CURRENT LIABILITY    ACCRUED LIABILITY
                                        CONTRIBUTION       BALANCE            BASIS(B)            BASIS(C)
(In millions)                           -------------   --------------   ------------------   -----------------
2003..................................       $0              $258               $577                $633
2004..................................        0               224                313                 613
2005..................................        0               241                320                 613
2006..................................        0               261                228                 523
2007..................................        0               282                252                 536
2008..................................        0               304                285                 559
2009..................................        0               329                327                 590
2010..................................        0               355                377                 630
2011..................................        0               383                437                 677
2012..................................        0               414                504                 732
2013..................................        0               447                580                 796

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(a) Funded status

     ERISA measures the ability of plan assets to fund plan obligations on both a current liability basis and on an accrued liability (long-term) basis. The company's pension plan is subject to funding criteria under both bases at the measurement date (January 1 of each year). All figures in the table above are as of January 1 of each year.

     Using the assumptions specified below, Pactiv projects that no minimum ERISA cash contributions to the plans will be required over the next ten years.

(b) ERISA current liability method

     The amounts shown represent the projected overfunding relative to 90% of the current liability as specified by ERISA.

The projections included in this exhibit were prepared only for the company's qualified U.S. plans and were based on management's current reasonable good-faith expectations and represent point-in-time calculations. These calculations are affected by multiple variables which can work independently or in concert to materially affect the projections shown. Such variables include: actual versus assumed rates of return on assets; discount rates used in calculating liabilities; changes in governmental regulations; and actuarial assumptions, such as expectations regarding employee compensation, demographics, turnover, and estimated age and life expectancies.
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The annual ERISA current liability test as of the plan measurement date compares the smoothed value of plan assets to the present value of ERISA's equivalent of SFAS No. 87's accumulated benefit obligations. The discount rate used to determine the present value is currently 120% of the four-year average of 30-year treasury notes (6.65%). If the smoothed value of plan assets is more than 90% of the current liability, the company is not required to contribute cash to the plan, unless the plan's accrued liability is not fully funded and the plan has no funding credit balance.

With certain exceptions, if the plan assets to current liability ratio falls below 90%, the company must make a cash contribution to the plan to bring the ratio up to at least 90%, unless a funding credit balance has been built up by previously making cash contributions in excess of minimum requirements. Pactiv had a funding credit balance of $206 million as of January 1, 2004.

(c) ERISA accrued liability (long-term) basis

     The accrued liability funded status is determined by comparing the smoothed value of plan assets with ERISA's equivalent of SFAS No. 87's projected benefit obligations.

     Because ERISA utilizes smoothing techniques to dampen the effect of market fluctuations on plan assets, there is a time lag before differences between actual and expected rates of return on plan assets are fully reflected in the smoothed value of assets.

     Assumptions:

     (1) Funding interest rate: 8%

     (2) Current liability rate: 6.65% for 2003; 6% for 2004-2013 (intentionally conservative estimate of high-quality corporate-bond yields; in the event of higher rates in the future, the likelihood of cash contributions is further lessened.)

     (3) Effective 2006, the use of the U. S. Treasury Department's updated mortality tables (reflecting longer life expectancies) is expected to become effective.

     (4) Compound rate of return on assets: 9%/yr. If the rate of return is 8.0%, cash contributions are not required through 2013.

The projections included in this exhibit were prepared only for the company's qualified U.S. plans and were based on management's current reasonable good-faith expectations and represent point-in-time calculations. These calculations are affected by multiple variables which can work independently or in concert to materially affect the projections shown. Such variables include: actual versus assumed rates of return on assets; discount rates used in calculating liabilities; changes in governmental regulations; and actuarial assumptions, such as expectations regarding employee compensation, demographics, turnover, and estimated age and life expectancies.